Exhibit 77D

At a regular meeting held on January 16, 2002, the Board of Dreyfus New York Tax Exempt Money Market Fund, Inc. adopted a fundamental policy to invest at least 80% of the Fund's assets in bonds that provide income exempt from federal and the New York state personal income taxes.